April 13, 2011

Steven Ruggieri
10 Kidder Lane
Southborough, MA 01772

Re:           Employment with Dynasil Corporation of America

Dear Steven:

It is with great pleasure that I write to confirm the terms under which you have agreed to become employed with Dynasil Corporation of America (the “Company”).  We look forward to your arrival and leadership.  The principal terms of your employment are set forth in this letter (“Letter”).

1.
Title; Duties.  You will be employed as President of the Company.  You will perform such duties as are inherent in such position and such other duties as may be assigned by the Company from time to time.  You will be subject to the direction and supervision of the Chief Executive Officer and the Board of Directors of the Company (“Board”).  During any period in which you are serving as President of the Company and the Company has not named a Chief Executive Officer, you shall discharge the duties of the principal executive officer of the Company, and will be expected to work closely with the Chairman of the Board (“Chairman”) in that role.  You agree to serve the Company diligently and faithfully so as to advance the Company’s best interests and agree to not take any action in conflict with the Company’s best interests.

2.	Start Date. Your employment with the Company will begin on May 2, 2011 (the “Start Date”) and you will assume the position of President of the Company on May 17, 2011.

3.
At-Will Employment.  At all times, your employment with the Company will be at-will employment which may be terminated by you or the Company at any time, with or without Cause and with or without advance notice.  Upon any such termination, except as set forth in Section 5 of this Letter, the Company will have no liability or obligation to make any payment or provide any benefits to you (including, without limitation, any salary or bonus payments or benefits described in Section 4) or to your executors, legal representatives, administrators, heirs or assigns or any other person claiming under or through you, except those required by law.  Your at-will employment may be modified only in writing as detailed in a duly-adopted Board resolution.

4.	Compensation.

(a)
Base Salary. You will receive a base salary during your employment at rate of $22,916.66 per month (which is equivalent to $275,000 on an annualized basis), payable in accordance with the Company’s usual payment practices and subject to periodic review and, in its sole discretion, adjustment by the Company with the first review on the 3rd month anniversary of the Start Date, the second review on the 6th month anniversary of the Start Date, and thereafter annually upon the close of the Company’s fiscal year.   It is understood that your base salary will not increase until at least October 1, 2012.

(b)	Start Date Bonus. You will receive a bonus payable on the Start Date of $50,000, less any applicable withholdings.

(c)
Annual Bonus.  In each fiscal year during your employment beginning with fiscal year 2013, you will be eligible to earn an annual cash performance bonus of up to forty (40%) percent of your then current Base Salary (“Target Bonus”) under terms and conditions to be determined by the Chairman in discussions with you and approved by the Compensation Committee of the Board prior to the start of each fiscal year.  The maximum bonus opportunity for fiscal year 2012 will be $75,000 under terms and conditions to be determined by the Chairman in discussions with you and approved by the Compensation Committee of the Board prior to the start of the fiscal year.    The annual bonus will be payable after receipt of the Company's audited financial statements for such fiscal year.

(d)
Equity.  Subject to Board approval, which shall be obtained and confirmed with you prior to your Start Date with the Company, you will be granted on or near the Start Date a time-vested restricted stock award of 350,000 shares (“Time-Based Grant”) of the Company’s common stock, $0.0005 par value (“Common Stock”).  The Time-Based Grant will be made under the Company’s 2010 Stock Incentive Plan at no cost to you though you shall be responsible for payment of taxes on the fair market value of the shares as they vest to you.  The Time-Based Grant will vest in accordance with the following schedule:

25,000 shares will vest on the Start Date;

25,000 shares will vest on October 1, 2011;

50,000 shares will vest on July 1, 2012;

50,000 shares will vest on January 1, 2013;

25,000 shares will vest on July 1, 2013;

50,000 shares will vest on January 1, 2014;

50,000 shares will vest on January 1, 2015; and

75,000 shares will vest on January 1, 2016;

provided, that you are employed continuously through the applicable vesting date, and subject to the acceleration of vesting as provided in Section 22 in the event of a qualifying termination within twelve (12) months following a Change in Control as defined in that section. Appropriate adjustment to the Time-Based Grant shall be made for any “capitalization adjustment” events within the meaning of the Company’s 2010 Stock Incentive Plan.

You agree that you will not sell, transfer or otherwise dispose of any of the Time-Based Grant shares for a period of two (2) years from the applicable vesting date, unless such two-year period is waived, in whole or in part, by the Board in its sole discretion.  Any other shares of Company stock that you may hold or acquire shall be transferrable, provided that you comply with all statutory, regulatory and other legal requirements in connection with any such transaction.  You agree to abide by any existing Company policy on insider trading and any future revision of that policy approved by the Board and applicable to all insiders.

All shares of Company Stock issued to or to be issued to you under the Time-Based Grant will be covered under the Company’s current registration statement or a registration statement on Form S-8 of the Company so that the Company Stock issued under Time-Based Grant shares shall be registered under Section 12(b) of the Securities Exchange Act of 1934 and listed on the NASDAQ and other exchanges where shares of Company Stock are traded.

(e)
Benefits.  During your employment, you will be eligible to participate in all employee benefit plans and perquisite plans and policies (including fringe benefits, 401(k) plan participation, life, health, dental, accident and short and long term disability insurance) which the Company may, in its sole discretion, make available to its similarly-situated employees, whether such benefits are now in effect or hereafter adopted, subject to the terms and conditions of each such plan or policy.  Subject to applicable law, the Company may alter, modify, add to or delete its employee benefit plans and its perquisite plans and policies at any time as it, in its sole judgment, determines to be appropriate, without recourse by you.

(f)
Vacation.  You will receive twenty (20) days of paid vacation time per calendar year during your employment (pro-rated for partial years), which will accrue and may be used according to Company Policy as in effect from time to time.  Notwithstanding the terms of any Company policy to the contrary, your unused vacation time will not carry over from one calendar year to the next.

(g)
Reimbursement for Expenses. You will receive reimbursement from the Company for expenses that you reasonably incur on behalf of the Company in accordance with the Company’s normal policies with respect to expense reimbursements. Notwithstanding the foregoing, it is agreed that the company will allow you use of a company credit card for business purposes and will pay or reimburse your mobile phone.  The company will also pay or reimburse your legal fees in connection with this Letter and your taking this position as part of the Company’s recruitment costs.

(h)
Deductions and Withholdings.  Notwithstanding any other provision of this Letter, any payments or benefits from the Company to you will be subject to the withholding of such amounts, if any, relating to tax and other payroll deductions, as the Company reasonably determines it should withhold pursuant to any applicable law or regulation.

5.	Severance; Death and Disability.

(a)
Severance Package.  If the Company terminates your employment without Cause (as defined in this Section) or if you terminate your employment for Good Reason (as defined in this Section), and in each case provided that you first execute a separation agreement in a form and of a scope reasonably acceptable to the Company (which will include a general release of claims among other terms) within thirty (30) days of the effective date of your separation, the Company will provide you with a severance package (the “Severance Package”) consisting of the following elements:

(i)
If the separation date occurs within 18 months of the Start Date, a payment in the gross amount of three months of your then Base Salary, paid in substantially equal installments over a period of 3 months (the “Severance Period”) according to the Company’s regular payroll schedule, beginning 30 days after the separation date, a payment of a prorated earned bonus on the normal bonus payment date,  plus payment by the Company of the regular employer contribution toward the premiums for your continued coverage under its group health and dental insurance plans for a period of three (3) months following the separation date, if you are eligible to, and elect to, continue your coverage under such plans following the separation date under COBRA (during this three-month period, you would pay only the regular employee contribution toward the premium for such insurance during that period); or

(ii)
If the separation date occurs more than 18 months after the Start Date, a payment in the gross amount of six months of your then Base Salary, paid in substantially equal installments over a period of 6 months (the “Severance Period”) according to the Company’s regular payroll schedule,  beginning 30 days after the separation date,  a payment of  a prorated earned bonus on the normal bonus payment  date,  plus payment by the Company of the regular employer contribution toward the premiums for your continued coverage under its group health and dental insurance plans for a period of six (6) months following the separation date, if you are eligible to, and elect to, continue your coverage under such plans following the separation date under COBRA (during this six-month period, you would pay only the regular employee contribution toward the premium for such insurance during that period)

As an additional condition of the Severance Package, you agree to make yourself reasonably available to answer questions by telephone during the period from the separation date through the end of the Severance Period.

(b)	Definitions.

(i)	For purposes of this Letter, “Cause” means any of the following:

(A)
You materially breach any duty or obligation owed to the Company, under this Letter or the Dynasil Confidential Information and Invention Assignment Agreement, or the rules and regulations of the Company  and such violation, if susceptible to cure in the Company’s reasonable judgment, is not cured to the Company’s reasonable satisfaction within fifteen (15) days after written notice thereof is provided to you;

(B)
You refuse or are unwilling to perform any of the duties assigned by the Company in good faith, after a written request from the Company to do so, and such refusal or unwillingness, if susceptible to cure in the Company’s reasonable judgment, is not cured to the Company’s reasonable satisfaction within fifteen (15) days after written notice thereof is provided to you;

(C)	You are convicted by a court of competent jurisdiction of, or plead guilty or nolo contendere to, any felony or any crime involving moral turpitude;

(D)
You engage in conduct that would tend to bring public disrespect, contempt or ridicule to the Company, as reasonably determined in good faith by the Company) and such conduct, if susceptible to cure in the Company’s reasonable judgment, is not cured to the Company’s reasonable satisfaction within fifteen (15) days after written notice thereof is provided to you

(E)
You are repeatedly absent from work (excluding vacations, illnesses, disability leaves, or other leaves of absence approved by the Company) and such absence is not corrected within fifteen (15) days after written notice thereof is provided to you;

(ii)	For purposes of this Letter, “Good Reason” means any of the following, without your express prior written approval, other than due to your permanent disability or death:

(A)	any decrease in Base Salary or Target Bonus opportunity;

(B)	any substantial diminution in duties or responsibilities; or

(C)	any relocation of your principal place of business of 35 miles or more, other than normal travel consistent with past practice; or.

(D)	Any material breach of any duty or obligation owed by the Company under this Letter;

(E)	Failure of the Company to obtain a reasonably satisfactory agreement from any successor to assume and agree to perform this agreement.

You shall have 120 days from the time you first become aware of the existence of Good Reason to resign for Good Reason. You must provide written notice to the Company, to the attention of the Chairman, of the existence of the condition described above within a period not to exceed 90 days of the initial existence of the condition, upon the notice of which the Company shall have a period of 15 days during which it may remedy the condition.

(c)
Death or Disability. If you die or become totally and permanently disabled during the term of employment, the parties agree that the employment relationship and this Letter will terminate automatically. "Total disability" means your inability, resulting from sickness, disease, injury or physical or mental illness, to perform in all material respects all of the services pertaining to your employment under this Letter. Such total disability will be deemed "permanent" if you have not recovered and returned to render the full services of his employment hereunder within six (6) months of becoming totally disabled.

(d)
Section 409A.  The intent of the parties is that payments and benefits under this Agreement comply with Internal Revenue Code Section 409A and the regulations and guidance promulgated thereunder (collectively “Code Section 409A”) and, accordingly, to the maximum extent permitted, this Agreement shall be interpreted to be in compliance therewith. To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A.  A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this Agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.”  If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Code Section 409A(a)(2)(B), then with regard to any payment or the provision of any benefit that is considered deferred compensation under Code Section 409A payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the expiration of the six (6)-month period measured from the date of your “separation from service,” and (B) the date of your death, to the extent required under Code Section 409A.  Upon the expiration of the foregoing delay period, all payments and benefits delayed pursuant to this subsection (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.  For purposes of Code Section 409A, your right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments.

6.
Key Person Insurance.  You agree that the Company may purchase key person life insurance covering your life, with the Company to be named as sole beneficiary.  The Company will pay the premiums for such insurance, and you will cooperate with the Company in obtaining such insurance, including submitting to reasonable medical exams and responding to reasonable information requests.

7.
Confidential Information and Invention Assignment Letter.  As a condition of your employment, you will sign, and be bound by, the “Dynasil Confidential Information and Invention Assignment Letter,” a copy of which is enclosed with this Letter.

8.
Return of Company Property. You agree that upon the termination or cessation of your employment with the Company for any reason, or at any other time upon the Company’s request, you will immediately return to the Company all Company property of any kind then in your possession or under your control, including, without limitation, the originals and all copies of any and all documents, files or records (including computer data, disks, programs, or printouts) that contain any non-public information that in any way relates to the Company, any of its subsidiaries or affiliates, any of their products or services, clients, suppliers or other aspects of any of their business(es) or prospects, all other notes, drawings, lists, memoranda, magnetic disks or tapes, other recording media, reports, files, memoranda, software, credit cards, door and file keys, telephones, PDAs, computers, computer access codes, instructional manuals, and any other physical property that you received, prepared, or helped prepare in connection with your employment. You further agree to not retain any copies or excerpts of any such property in any format, whether hardcopy, electronic or otherwise.  To the extent that you have Company property stored on any home computer or other personal storage device, you agree to irretrievably delete such property after forwarding a copy of any such property to the Company.

9.
Other Agreements.  You hereby represent to the Company that you are not bound by any agreement or any other previous or existing business relationship which conflicts with or prevents the full performance of your duties and obligations to the Company (including your duties and obligations under this Letter or any other agreement with the Company), except that the Company recognizes that you have existing obligations to QinetiQ North America, Inc. under a release agreement dated July 1, 2010 which you represent to your best knowledge will not conflict with or prevent the full performance of your duties and obligations to the Company, a portion of which agreement, sections 4 and 5 on Non-Disclosure - Trade Secrets and Confidential Information and Nonsolicitation, you have furnished to the Company, and the Company further recognizes that you act as consultant to the Gordon Engineering Leadership Program at Northeastern University.  You understand that the Company does not desire to acquire from you any trade secrets or confidential business information you may have acquired from others.  Therefore, you agree that during your employment and at all times thereafter, you will not improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer, or any other person or entity with whom you have an agreement or to whom you owe a duty to keep such information in confidence.

10.
Notices.  Any notice hereunder by either Party to the other will be given in writing by personal delivery, telex, facsimile, overnight courier or certified mail, return receipt requested, addressed, if to the Company, to the attention of the Chairman of the Board at Dynasil Corporation of America, 44 Hunt Street, Watertown, MA 02472 or to such other address as the Company may designate in writing at any time or from time to time to you,  and if to you, to your most recent address on file with the Company.  Notice will be deemed given, if by personal delivery or by overnight courier, on the date of such delivery or, if by telex or facsimile, on the business day following receipt of answer back or facsimile information or, if by certified mail, on the date shown on the applicable return receipt.

11.	Consideration. You agree that the provisions of this Letter are reasonable and necessary for the protection of the Company.

12.
Remedies for Breach. Each party acknowledges that breach by the other party of the provisions of this Letter will cause the first party irreparable harm that is not fully remedied by monetary damages. Accordingly, each party agrees that the other party will, in addition to any relief afforded by law, be entitled to injunctive relief. Each party agrees that both damages at law and injunctive relief will be proper modes of relief and are not to be considered alternative remedies.

13.
Entire Letter.  This Letter contains the entire understanding of the parties with regard to its subject matter. There are no other agreements or understandings, whether oral or written, or express or implied, with regard to such subject matter. This Letter supersedes and replaces any and all prior agreements or understandings between the parties relating to its subject matter.

14.	Amendment. This Letter may be amended or modified only by a writing signed by all parties.

15.
Waiver.  Waiver by either the Company or you of a breach of any provision, term or condition hereof will not be deemed or construed as a further or continuing waiver thereof or a waiver of any breach of any other provision, term or condition of this Letter.

16.
Successors and Assigns.  The rights and obligations of the Company hereunder may be transferred or assigned to any assign of the Company. The term “Company” as used herein is intended to include Dynasil Corporation of America, its successors and/or assigns, if any. No assignment of this Letter will be made by you, and any purported assignment will be null and void.

17.
Continuing Obligations.  Your obligations under Sections 6 through 9 of this Letter, inclusive, will survive any change in your employment status with the Company, by promotion or otherwise, and the termination or cessation of your employment with Company for any reason.  The Company’s obligations under this Letter will be binding on successors to the Company.

18.
Severability.  If any arbitrator, agency, tribunal or court of competent jurisdiction finds any provision or part of this Letter to be excessively broad, in whole or in part, such provision will be deemed and construed to be reduced to the maximum duration, scope or subject matter allowable under applicable law.  If any provision or part of this Letter is declared illegal or unenforceable by any arbitrator, tribunal or court of competent jurisdiction even after the reformation and construction as provided in the previous sentence, then the remainder of this Letter, or the application of such provision or part in circumstances other than those as to which it is so declared illegal or unenforceable, will not be affected thereby, and each provision and part of this Letter will be valid and enforceable to the fullest extent permitted by law.

19.	Section Headings. The headings contained in this Letter are for reference purposes only and will not in any way affect the meaning or interpretation of this Letter.

20.	Governing Law. This Letter will be governed by, construed and enforced in accordance with the laws of Massachusetts, without regard to conflict of laws principles.

21.
Counterparts.  This Letter may be executed in any number of counterparts, any one of which will constitute an original of this Letter, provided that this Letter will not become effective until each party has executed at least one counterpart.  The parties agree that signatures on separate counterparts may be transferred to a single document upon the request of any party.  For the convenience of the parties, facsimile, pdf or other electronic signatures will be accepted as originals.

22.	Change in Control.

(a)
Equity Acceleration.  The Time-Based Grant shares of Company stock shall vest in full in the event (i) your employment is terminated without Cause or you resign for Good Reason within twelve (12) months following the date of a Change in Control (as defined in Section 22(b) below), (ii) you remain employed with the Company through the twelve (12) month anniversary of a Change in Control, or (iii) the Time-Based Grant shares and the rights and obligations pertinent thereto, are not assumed by a successor of the Company in connection with a Change in Control.

(b)	Definition. For purposes of this Agreement, “Change in Control” shall mean an occurrence of any of the following events:

(i)
when a person, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) acquires beneficial ownership of the Company’s capital stock equal to 50% or more of either: (X) the then-outstanding shares of the Company’s common stock or (Y) the combined voting power of the Company’s then-outstanding securities to vote generally in the election of directors;

(ii)         upon the consummation by the Company of (X) a reorganization, merger or consolidation, provided that, in each case, the persons who were the Company’s stockholders immediately prior to the reorganization, merger or consolidation do not, immediately after, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding voting securities, or (Y) a liquidation or dissolution of the Company or the sale of all or substantially all of the Company’s assets; or

(iii)
when the Continuing Directors (as defined below) do not constitute a majority of the Board of Directors (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board of Directors (X) who was a member of the Board of Directors on the date of the initial adoption of this provision by the Board of Directors or (Y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board of Directors was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election. But, any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board of Directors, is excluded from clause (iii)(Y) above.

If the terms of this Agreement are acceptable to you, please sign the enclosed copy of this letter where indicated and return to me.  Once again, the Company is grateful for your willingness to undertake these duties and I look forward to working with you.

Sincerely,

/s/ Peter Sulick

Peter Sulick
Chairman

Enclosure

AGREED AND ACCEPTED:

/s/ Steven Ruggieri

Steven Ruggieri